Kline Law Group, PC

15615 Alton Pkwy, Suite 450

Irvine, CA 92618

(415) 745-0314

REQUEST FOR ACCELERATION OF EFFECTIVENESS

(Rule 461 – Securities Act of 1933)

January 21, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of [appropriate office, if known]
100 F Street, N.E.
Washington, D.C. 20549

Re: Farmhouse, Inc.  Registration Statement on Form S-1 (File No. 333-292617)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Farmhouse, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be declared effective at 4:00 p.m. Eastern Time on January 23, 2026, or as soon thereafter as practicable.

The Company acknowledges that:

1.Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 745-0314 with any questions or if additional information is required.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline